SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )1

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

06777U200

(CUSIP Number)

TORO 18 HOLDINGS LLC

C/O ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06777U200

1	NAME OF REPORTING PERSON

TORO 18 HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,006,702
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,006,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,006,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 06777U200

1	NAME OF REPORTING PERSON

IMMERSION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,006,702
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,006,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,006,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.0%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 06777U200

1	NAME OF REPORTING PERSON

WILLIAM C. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,006,702
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,006,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,006,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 06777U200

1	NAME OF REPORTING PERSON

ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,006,702
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,006,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,006,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 06777U200

1	NAME OF REPORTING PERSON

EMILY S. HOFFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 06777U200

1	NAME OF REPORTING PERSON

ELIAS NADER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 06777U200

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). On June 11, 2024, the Issuer (as defined below) filed an amendment to its Certificate of Incorporation, as amended, to effect a reverse split of the Issuer’s Common Stock at a ratio of 1-for-100 (the “Reverse Split”). The Shares (as defined below) purchased by the Reporting Persons (as defined below) were adjusted to reflect the Reverse Split.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Barnes & Noble Education, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 120 Mountainview Blvd., Basking Ridge, New Jersey 07920.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Toro 18 Holdings LLC, a Delaware limited liability company (“Toro 18”), with respect to the Shares directly and beneficially owned by it;

(ii)	Immersion Corporation, a Delaware corporation (“Immersion”), as the sole member of Toro 18;

(iii)	William C. Martin (“Mr. Martin”), as the Chief Strategy Officer of Toro 18;

(iv)	Eric Singer (“Mr. Singer”), as the President and Chief Executive Officer of Toro 18;

(v)	Emily S. Hoffman; and

(vi)	Elias Nader.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Immersion. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The business address of each of Toro 18, Immersion and Mr. Singer is 2999 N.E. 191st Street, Suite 610, Aventura, Florida 33180. The business address of Mr. Martin is c/o Raging Capital Ventures, Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553. The business address of Ms. Hoffman is P.O. Box 660, Princeton, New Jersey 08542. The business address of Mr. Nader is c/o QuickLogic Corporation, 2220 Lundy Avenue, San Jose, California 95131.

(c)       The principal business of Toro 18 is investing in securities. The principal business of Immersion is serving as a premier licensing company focused on the invention, acceleration, and scaling, through licensing, of innovative haptic technologies. Mr. Martin’s principal occupation is serving as Chief Strategy Officer of Toro 18 and Chief Strategy Officer and as a member of the Board of Directors of Immersion. Mr. Martin also manages his personal family office, Raging Capital Ventures. The principal occupation of Mr. Singer is serving as President, Chief Executive Officer, and Chairman of the Board of Directors of Immersion and President and Chief Executive Officer of Toro 18. The principal occupation of Ms. Hoffman is serving as Chief Marketing Officer of SmartPak Equine, LLC, an e-commerce retailer and indirect, wholly-owned, subsidiary of Covetrus, Inc., and as a member of the Board of Directors of Immersion. The principal occupation of Mr. Nader is serving as Chief Financial Officer and Senior Vice President of Finance of QuickLogic Corporation, a fabless semiconductor company, and as a member of the Board of Directors of Immersion. Each of Messrs. Martin, Singer and Nader and Ms. Hoffman is also a member of the Board of Directors of the Issuer (the “Board”).

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CUSIP No. 06777U200

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Martin, Singer and Nader and Ms. Hoffman are citizens of the United States of America. Toro 18 and Immersion are incorporated under the laws of the State of Delaware. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Of the 11,006,702 Shares directly owned by Toro 18, (i) 2,006,702 were purchased pursuant to the exercise of Toro 18’s subscriptions rights under the Issuer’s Rights Offering (as defined below) at the Subscription Price (as defined below), and (ii) 9,000,000 were purchased pursuant to the PIPE Transaction (as defined below) at the Subscription Price.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 16, 2024, the Issuer entered into a standby, securities purchase and debt conversion agreement (the “Purchase Agreement”) with Toro 18, Selz Family 2011 Trust, Outerbridge Capital Management, LLC, Vital Fundco, LLC and TopLids LendCo, LLC. Pursuant to the terms of the Purchase Agreement, the Issuer conducted a rights offering (the “Rights Offering”), whereby the Issuer distributed at no charge to the holders of its Shares non-transferable subscription rights (“Rights”) to purchase up to an aggregate of 900,000,000 new Shares at a subscription price of $0.05 per Share (the “Subscription Price”). On June 10, 2024 (the “Closing Date”), pursuant to the Purchase Agreement, Immersion, through Toro 18, purchased 200,670,135 Shares for a purchase price of $10,033,507 after purchasing unsubscribed Rights pursuant to the Backstop Commitment (as defined in the Purchase Agreement).

In addition to the Shares purchased in the Rights Offering, pursuant to the Purchase Agreement, on the Closing Date, Immersion, through Toro 18, purchased from the Issuer 900,000,000 Shares at the Subscription Price in a private placement transaction for a purchase price of $45,000,000 (the “PIPE Transaction”).

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CUSIP No. 06777U200

Pursuant to the Purchase Agreement, the Issuer also reimbursed Immersion, through Toro 18, for reasonable legal and other expenses in connection with the Rights Offering and the PIPE Transaction in the amount of $2,450,000. The Issuer also paid an amount equal to $2,450,000 to Immersion, through Toro 18, as payment in consideration for its Backstop Commitment.

On the Closing Date, pursuant to the Purchase Agreement, the Issuer appointed Messrs. Singer, Martin and Nader and Ms. Hoffman to serve as members of the Board.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

As referenced above, on June 11, 2024, the Issuer filed an amendment to its Certificate of Incorporation, as amended, to effect a reverse split of the Shares at a ratio of 1-for-100.

 No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future, subject to, among other things, the terms and conditions of the Purchase Agreement, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management, the Board and their advisors, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, the ownership structure, the structure, composition and skill sets of the Board and senior management or the operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 26,204,956 Shares outstanding, which is the total number of Shares outstanding following the closing of the Rights Offering and PIPE Transaction.

A.	Toro 18

(a)	As of the date hereof, Toro 18 directly beneficially owned 11,006,702 Shares.

Percentage: Approximately 42.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,006,702
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,006,702

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CUSIP No. 06777U200

(c)	Other than as set forth in Item 4, Toro 18 has not entered into any transactions in the Shares during the past sixty days.

B.	Immersion

(a)	Immersion, as the sole member of Toro 18, may be deemed to beneficially own the 11,006,702 Shares owned by Toro 18.

Percentage: Approximately 42.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,006,702
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,006,702

(c)	Immersion has not entered into any transactions in the Shares during the past sixty days.

C.	Mr. Martin

(a)	As the Chief Strategy Officer of Toro 18, Mr. Martin may be deemed to beneficially own the 11,006,702 Shares owned by Toro 18.

Percentage: Approximately 42.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,006,702
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,006,702

(c)	Mr. Martin has not entered into any transactions in the Shares during the past sixty days.

D.	Mr. Singer

(a)	As President and Chief Executive Officer of Toro 18, Mr. Singer may be deemed to beneficially own the 11,006,702 Shares owned by Toro 18.

Percentage: Approximately 42.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,006,702
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,006,702

(c)	Mr. Singer has not entered into any transactions in the Shares during the past sixty days.

E.	Ms. Hoffman

(a)	As of the date hereof, Ms. Hoffman did not beneficially own any Shares.

Percentage: 0%

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CUSIP No. 06777U200

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Hoffman has not entered into any transactions in the Shares during the past sixty days.

F.	Mr. Nader

(a)	As of the date hereof, Mr. Nader did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nader has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 16, 2024, the Purchasers and the Issuer entered into the Purchase Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On June 12, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Standby, Securities Purchase and Debt Conversion Agreement by and among Barnes & Noble Education, Inc., Toro 18 Holdings LLC, Outerbridge Capital Management LLC, Selz Family 2011 Trust, Vital Fundco, LLC and TopLids LendCo, LLC, dated April 16, 2024 (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 16, 2024).

99.2	Joint Filing Agreement by and among Toro 18 Holdings LLC, Immersion Corporation, William Martin, Eric Singer, Emily S. Hoffman and Elias Nader, dated June 12, 2024.

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CUSIP No. 06777U200

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2024

TORO 18 HOLDINGS LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President and CEO

IMMERSION CORPORATION

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President, CEO and Chairman

/s/ William C. Martin
WILLIAM C. MARTIN

/s/ Eric Singer
ERIC SINGER

/s/ Emily S. Hoffman
EMILY S. HOFFMAN

/s/ Elias Nader
ELIAS NADER

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CUSIP No. 06777U200

SCHEDULE A

Directors and Officers of Immersion Corporation

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Eric Singer President, Chief Executive Officer and Chairman of the Board of Directors[1]
William C. Martin Chief Strategy Officer and Director[1]
Emily Hoffman Director[1]
Elias Nader Director[1]
J. Michael Dodson Chief Financial Officer	Chief Financial Officer of Immersion Corporation	c/o Immersion Corporation 2999 N.E. 191st Street, Suite 610, Aventura, Florida 33180	United States of America
Frederick Wasch Director	Managing Partner, Chief Financial Officer, Chief Operating Officer, and Chief Compliance Officer of Raging Capital Ventures	Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553	United States of America

1 Messrs. Singer, Martin and Nader and Ms. Hoffman are Reporting Persons and, as such, the information with respect to each of them called for by the Schedule 13D is set forth therein.